UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Puerto Rico 401(k) Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2019 and 2018

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). A Post-Effective Amendment on Form S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in November 2008 which amended the Form S-8 originally filed to cover both the Plan and the US Plan. The Form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan. The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor's Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Pension Benefits
December 31, 2019 and 2018
(Unaudited)

		2019		2018
Investments, at fair value				
Mutual funds	$	3,195,640	$	2,521,062
Common collective trusts		589,818		505,489
Common stock – Novo Nordisk A/S		1,034,956		826,268
Money market funds		176,853		226,301
		4,997,267		4,079,120
Notes receivable from participants		-		62,910
Receivables				
Employer contributions		1,610		1,834
Employee contributions		240		1,014
Dividend withholding tax		25,580		19,855
		27,430		22,703
Net assets available for benefits	$	5,024,697	$	4,164,733

See accompanying notes to financial statements

DB1/ 97865268.1

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Changes in Net Assets Available for Pension Benefits
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Additions (deductions) to net assets attributed to		
Investment income		
Net appreciation (depreciation) in fair value of investments	$ 809,320	$ (414,296)
Dividends from Novo Nordisk A/S common stock	15,478	17,683
Other dividends	85,350	111,368
Interest	3,656	3,647
	913,804	(281,598)
Interest on notes receivable from participants	-	
Contributions		
Employer	45,731	70,002
Participant	52,203	57,764
	97,934	127,766
Total additions (deductions)	1,011,738	(153,832)
Deductions from net assets attributed to		
Benefits paid to participants	(151,754)	(891,435)
Administrative expenses	(20)	(120)
Total deductions	(151,774)	(891,555)
Net increase (decrease)	859,964	(1,045,387)
Net assets available for benefits, beginning of year	4,164,733	5,210,120
Net assets available for benefits, end of year	$ 5,024,697	$ 4,164,733

See accompanying notes to financial statements

Note 1 - Description of Plan
The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General
Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor's Regulation 29 CFR 2520.104-46. The Plan covers NNI employees working in Puerto Rico, except for leased employees, interns, independent contractors and employees who are on long-term or short-term assignment from NNAS or its Danish subsidiaries covered under the staff pension of NNAS from participation. The Plan was established and sponsored by NNI, effective July 1, 2006 and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of NNI has appointed the Retirement Committee with the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan and the separate Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") both offer stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) as an investment option. In October 2017, NNAS filed a Post-Effective Amendment on Form S-8, which amended the Form S-8 originally filed to cover both the Plan and the US Plan.

Participant Contributions
Participants may contribute up to the $15,000 Puerto Rico annual limit on a before-tax basis in 2019 and 2018. Participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. In no event may the participants' before-tax and after-tax contributions exceed the statutory limitations.

Employer Contributions
Matching retirement contributions may be made by NNI equal to 50% of employees' before-tax contributions up to 2% of compensation, resulting in a maximum matching contribution equal to 1% of compensation, if at least 2% of their eligible annual compensation is contributed to the Plan.

NNI may make an employer discretionary retirement contribution equal to 8% of employees' eligible compensation on a payroll by payroll basis. The Plan was amended and restated, effective January 1, 2011, to follow the Puerto Rico Internal Revenue Code (the "2011 PR Code"). The amendment also provides for an additional employer discretionary contribution equal to 1% of employees' eligible annual compensation that will be made after the end of each plan year, for participants employed on each December 31, or who retire, die or become disabled during the plan year.

Note 1 - Description of Plan (continued)

Employer Contributions (continued)

For the years ended December 31, 2019 and 2018, the discretionary retirement contributions by the Company to the Plan include the 8% basic retirement contributions, the 1% discretionary contribution, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions. All discretionary retirement contributions are based on participants' eligible annual compensation as defined in the Plan document.

Participant Accounts

Participant accounts are credited with their contributions, including earnings, and allocations of Company contributions and related earnings. Account balances are reduced by internal expenses charged within the Plan investments, as selected by participants. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's matching and discretionary retirement contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts are used to reduce future employer contributions and, to pay Plan expenses, or to reinstate account balances for rehired employees. Forfeited non-vested accounts available at December 31, 2019 and 2018 were approximately $1,100 and $8,100, respectively. During the years ended December 31, 2019 and 2018, total forfeitures of approximately $17,900 and $7,100, respectively, were used to offset pension contributions.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 as determined in accordance with the Plan. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants accounts. As of December 31, 2019, and 2018, the interest rate for all outstanding loans is 4.25%. Rates are commensurate with market rates for similar loans at the issue dates. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum cash payment.

Note 2 -   Summary of Significant Accounting Policies
           Basis of Accounting
           The Plans financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

           Use of Estimates
           The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

           Investment Valuation and Income Recognition
           The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

           Payment of Benefits
           Benefits are recorded when paid.

           Administrative Expenses:
           Plan's administrative expenses like bookkeeping fee, legal fee, audit fee and other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

Note 3 -   Fair Value Measurements
           FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820), established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

                 Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

                 Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by

Note 3 -   Fair Value Measurements (continued)

correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds – Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Note 3 - Fair Value Measurements (continued)

The following table presents the Plan's investment assets measured at fair value as of:

December 31, 2019:		Level 1		Total
Mutual funds	$	3,195,640	$	3,195,640
Common stock		1,034,956		1,034,956
Money market funds		176,853		176,853
Total investment assets in the fair value hierarchy		4,407,449		4,407,449
Investments measured at net asset value[1]		-		589,818
Total investment assets at fair value	$	4,407,449	$	4,997,267

December 31, 2018:		Level 1		Total
Mutual funds	$	2,521,062	$	2,521,062
Common stock		826,268		826,268
Money market funds		226,301		226,301
Total investment assets in the fair value hierarchy		3,573,631		3,573,631
Investments measured at net asset value[1]		-		505,489
Total investment assets at fair value	$	3,573,631	$	4,079,120

1. In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not have any investments in Level 2 or 3 as of December 31, 2019 and 2018.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended December 31, 2019 and 2018, there were no transfers in or out of Levels 1, 2 or 3.

Note 3 -   Fair Value Measurements (continued)
Net Asset Value ("NAV") per Share
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2019:					
Common/Collective Trust Funds[1]	$589,818	None	Immediate	None	See below
As of December 31, 2018:					
Common/Collective Trust Funds[1]	$505,489	None	Immediate	None	See below

1. The common/collective trust funds consist of investments in the Schwab Managed Retirement Trust ("SMRT") Funds. The Funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target retirement date in the respective fund name, i.e., SMRT Fund 2015, 2020, 2025, 2030 etc. SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target retirement dates.

Per the Declaration of Trust, there is a 30-day notice requirement for a complete liquidation of a plan from a fund.

Redemption Restrictions
Certain mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days or 30 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 -   Income Tax Status

The Plan, as amended and restated effective as of January 1, 2011, received a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated June 8, 2016, replacing the prior favorable determination letter dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the 2011 Puerto Rico Internal Revenue code (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 2011 PR Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2019 and 2018. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods.

Commencing with the Plan's 2016 year, the Danish Tax Authority ("SKAT") changed its process for organizations exempt from withholding taxes to apply for a refund. Under the new procedure additional information needs to be provided to SKAT with the refund application, and processing has been delayed. Under the new procedure, the Plan has received dividends during the years ended December 31, 2019 and December 31, 2018 of $15,478 and $17,683, respectively. These dividends received are net of withholding taxes remitted directly to SKAT, in the amounts of $5,725 and $6,540 for the respective years. The Plan is has not yet recovered withholding tax for either year, and has duly applied for a refund of this withholding tax from SKAT. The Plan has recorded dividend income for the amounts withheld of $5,725 and $6,540 for the years ended December 31, 2019 and December 31, 2018 respectively, in the statement of changes in net assets, with a corresponding receivable for the accumulated total withholding in the statement of net assets.

Note 5 -   Related Party and Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2019, and 2018, the total market value of investments managed and held by Charles Schwab amounted to $1,363,011 and $1,192,739, respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $20 and $120 for the years ended December 31, 2019 and 2018, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Retirement Committee has been delegated as the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the

Note 5 - Related Party and Party-in-Interest Transactions (continued)
Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2019, and 2018, the market value of investments in Novo Nordisk A/S common stock was $1,034,956 and $826,269, respectively.

Note 6 - Risks and Uncertainties
The Plan provides for various investment options in a combination of diversified funds including NNAS stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for pension benefits and the statement of changes in net assets available for pension benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2019 and 2018 may not necessarily be indicative of amounts that could be realized in a current market exchange.

In addition, the impact of the COVID-19 outbreak on the financial performance of the Plan's investments is yet to be determined. The severity and duration of the outbreak and its impact on the financial markets is highly uncertain and unpredictable. If the financial markets are impacted for an extended period of time the plan's investment results may be adversely affected. Such a change could also disrupt the Plan sponsor's profitability and financial results affecting the ability to make required contributions.

Note 7 - Mutual Fund Fees
Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. These fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 8 - Plan Termination
Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, participants' pension accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 9 - Subsequent Events
Subsequent events were evaluated through June 25, 2020, the date the financial statements were available to be issued. As a result of COVID-19 we are implementing the special disaster withdrawals allowed by the guidance issued (Internal Revenue Circular Letters 20-09 and 20-23) which covers emergencies, earthquakes, and COVID-19.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Assets (Held at End of Year) (Unaudited)
December 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Value
	American Beacon Small Cap Growth	Mutual fund	**	$ 64,224
	Columbia Dividend Income CLZ	Mutual fund	**	247,363
	Del SMCAP Val 1	Mutual fund	**	157,978
	DFA Int'l Small Company	Mutual fund	**	197,942
	Europacific Growth R5E	Mutual fund	**	198,590
	Franklin U.S. Govt Securities Adv	Mutual fund	**	263,069
*	Schwab S&P 500 Index Fund	Mutual fund	**	596,341
	T Rowe Price Blue Chip	Mutual fund	**	392,873
	Vanguard Midcap Index Inst	Mutual fund	**	187,703
	Vanguard Smcap Index Inst	Mutual fund	**	135,624
	Vanguard Total Int'l Stk Instl	Mutual fund	**	207,768
	Vanguard Total Bnd Mkt Idx Inst	Mutual fund	**	346,637
	Vanguard TTL Bd Mkt Idx adm	Mutual fund	**	-
	WF Core Bond Admin	Mutual fund	**	199,527
	WF Core Bond Inst	Mutual fund	**	-
*	Novo Nordisk AS	Common stock	**	1,034,956
*	Schwab Ret Gvmnt Money Fund	Money market fund	**	176,189
*	Stock Liquidity	Money market fund	**	664
*	Schwab Managed Ret 2010 CL V	Common collective trust	**	-
*	Schwab Managed Ret 2030 CL V	Common collective trust	**	330,737
*	Schwab Managed Ret 2035 CL V	Common collective trust	**	41,008
*	Schwab Managed Ret 2040 CL V	Common collective trust	**	168,221
*	Schwab Managed Ret 2050 CL V	Common collective trust	**	22,930
*	Notes receivable from participants	Loans (4.25% and maturities through 2029)		-
				$ 4,997,267

* Party-in-interest, as defined by ERISA
** Cost information not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: Ulrich Otte
Digitally signed by Ulrich Otte
Date: 2020.06.25 13:49:52 -04'00'

Ulrich Christian Otte
Senior Vice President of Strategy, Finance & Operations

Dated: June 25, 2020